Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Harp & Cork, Inc. dba Dharma Southern Kitchen
2603 E South St
Orlando, FL 32803
www.dharmasouthernkitchen.com

Up to $1,069,997.25 in Non-Voting Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Harp & Cork, Inc. dba Dharma Southern Kitchen
Address: 2603 E South St, Orlando, FL 32803
State of Incorporation: FL
Date Incorporated: January 23, 2019

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Non-Voting Common Stock
Offering Maximum: $1,069,997.25 | 611,427 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $199.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

Time

Early Bird - (15% bonus shares within first 72 hrs.)

Friends and Family - (10% bonus shares within next 72 hrs.)

Volume

Tier 1 perk - ($200 + 1% bonus shares)

Tier 2 perk - ($500 + 2% Bonus shares)

Tier 3 perk - ($2500 + 5% Bonus shares + free t-shirt and Hat)

Tier 4 perk - ($5,000 + 10% Bonus shares + free t-shirt, Hat and Beach Towel, 5% discount on all products for purchased in restaurant 1 year)

Tier 5 perk - ($10,000+ 15% Bonus shares + free t-shirt, hat, beach towel and water bottle, 10% Discount for 1 year on all products purchased in restaurant, Access to Executive Team)

Tier 6 perk - ($25,000+ 20% Bonus shares + 2 each free hats, t-shirts, beach towels and water bottles, 15% discount on all products for 2 yrs., onsite visit with founder, access to Executive team either by phone or online)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Dharma Southern Kitchen will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares Common Stock at $1.75 / share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Harp & Cork, Inc dba Dharma Southern Kitchen is a corporation organized under the laws of Florida.

The demand for plant-based food is growing, but fast-casual vegan options are limited. As of 2020, more than 9.7 million Americans currently follow a plant-based diet — increasing 300% over the last 15 years.

The few options that are available are often expensive, lack broad appeal and are not family-friendly. The Fast Casual Space needs an all plant-based option.

Dharma Southern Kitchen is a proven concept, ready to be scaled and expanded to take advantage of the increasing demand for plant-based food. We believe we have enormous potential to grow locally, regionally, nationally and internationally, through company-owned restaurants and franchisees, driven by the increasing demand for plant-based food.

We specialize in the highest quality comfort food using wholesome, sustainable, ‘n delicious ingredients to create desirable plant-based menu options that appeal to everyone. Our three fast-casual restaurants operate out of popular food halls. Guests order at the counter and our team members bring their meals to them once ready.

We believe that for far too long we have forced people into dietary categories – Vegan, Vegetarian, Flexitarian, Meat-Eater, etc.. At Dharma Southern Kitchen our goal is simple – serve up good food to good people who crave unique flavors. We’re making good food for everyone!

Company History

After many years of gettin' into trouble as a punk kid on a motorcycle, Shaun dove mouth first into the world of fine dining. He took orders from the most austere of chefs and meticulously plated little artsy things in Chicago, Orlando, Atlanta, and most memorably, Bulgaria. A few short phases later (including working in the kitchen of a Hare Krishna temple), he said his temporary goodbyes to the kitchen and hit the open road in an 18 wheeler, livin' the trucker life. Trucking can quite possibly be considered one of the most vast research and development trips throughout the culinary realms of the American South, especially with home base being North Georgia.

Once enough funds were saved, Shaun took on the first food venture to officially call his own: The Vegan Hot Dog Cart. It is iconic in Orlando, y'know… for drunk people. From there, after lots of dreamin', Dixie Dharma Southern Kitchen came to life in the form of a charmingly rickety trailer.

We took that rickety trailer and worked as many farmers markets as we could handle before the Florida rain drove us crazy. We tried to permanently set up shop in front of a gas station for a few weeks, which was humbling. Fast forward. With the help of some sweet-as-pie partners, our first brick and mortar finally happened at Market on South. Home sweet Dharma Southern Kitchen home. And well, y'all, here we are-growin' as one big family, makin' our mamas proud, and slingin' FIIIIINE VITTLES!

Oh yeah, and it's all plant-based.

Dixie Dharma restaurant was established 2015 as a single location. Harp & Cork, LLC was established in January 2019. In June of 2020 Dixie Dharma restaurants changed its name to Dharma Fine Vittles then in 2021 changed to Dharma Southern Kitchen.

Harp & Cork, Inc. does business as Dharma Southern Kitchen (has dba license) and is the parent company that owns 100% of the subsidiaries listed below. Each subsidiary corresponds to a restaurant location.

Dharma Southern Kitchen - Orlando, LLC

Dharma Southern Kitchen - Sanford, Inc.

Dharma Southern Kitchen - Tampa, LLC

Dharma Southern Kitchen - Oviedo, LLC

Harp & Cork IP Holdings LLC is a management company that manages the restaurant locations.

Competitors and Industry

As one of the original pioneers of plant-based dining in the Orlando market, we have an established a loyal customer base and continue to provide our guests menu offerings and quality service they can't find anywhere else!

According to our research, the majority of plant-based concepts that have tried to scale were QSR rather than fast-casual. We stand out in the market because of our commitment to giving communities space to sit down and enjoy our delicious, affordable food together.

• Our Chef-driven menu features southern comfort food and beverage offerings you can't find anywhere else

• Everything that comes out of our scratch kitchen is made with love, serving up food like your mama used to make it

• We use sustainable packaging and practices in our restaurants

• Genuine guest service served up with classic southern hospitality

• An established its presence in Central Florida with a large and growing social following (Market on South 28.7k, Dharma 30.7K Instagram followers) and great reviews (4.5 stars)

• Charming environment showcasing local business owners

• Ample space to host private events

• Wholesale

• Establish vendor with Orlando Regional Medical Center and several local hotels

• Active in community

Competitive Advantages As one of the original pioneers of plant-based dining in the Orlando market, we have an established a loyal customer base and continue to provide our guests menu offerings and quality service they can't find anywhere else! Our Chef-driven menu features southern comfort food and beverage offerings you can't find anywhere else, and it's all vegan Everything that comes out of our scratch kitchen is made with love, serving up food like your mama used to make it We use sustainable packaging and practices in our restaurants Genuine guest service served up with classic southern hospitality (avg. 4.5 Star Yelp Rating) An established its presence in Central Florida with a large and growing following Charming environment showcasing local business owners Amble space to host private events Wholesale Establish vendor with Orlando Regional Medical Center and several local hotels Active in community Local Competitors Winter Park Biscuit Co. - www.winterparkbiscuitco.com - Menu Offerings: Vegetarian & Vegan - Type of Service: Counter Service - Dayparts: Mon. - Sun., Lunch & Dinner - Location: Inside a food hall in Audubon Park Garden District of Orlando Ethos Vegan Kitchen - www.ethosvegankitchen.com - Menu Offerings: Vegan - Type of Service: Full Service - Dayparts: Tues. - Sun., Breakfast, Lunch & Dinner - Location: North of downtown Orlando in Winter Park Hungry Pants - www.eathungrypants.com - Menu Offerings: Meat, Vegetarian & Vegan - Type of Service: Fast-Fine - Dayparts: Tues. - Sun., Lunch & Dinner - Location: In heart of SODO, south of downtown Orlando

As of 2020, more than 9.7 million Americans currently follow a plant-based diet — that's a whopping increase of 300% over the last 15 years. But even as the demand for plant-based food grows, diversified plant-based options are few and far between. What's out there now, in our opinion ... Tends to be expensive Lacks broad appeal Just isn't warm and family-friendly enough With its growing popularity, the plant-based space needs a unique and high-quality option that works for everyone. A majority of plant-based restaurants are quick-service restaurants, offering their version of a vegan burger. At Dharma Southern Kitchen, we provide a diversified menu with unique, flavorful offerings with a full pastry menu, and a beer and wine program. Plus, who says you can't do the right thing by making food that's better for the planet AND make money? The proof is in the puddin'. The demand for plant-based food is growing across the nation, with the $5.6 billion plant-based food market predicted to grow to $10.7 billion by 2027 at a CAGR of 9.69%. We believe we are in the perfect place to take advantage of this momentum. Florida's post-covid economic recovery is outpacing much of the nation in job and income growth, and Orlando's growth rate specifically is the second fastest of the 30 largest U.S. cities. According to our research, the majority of plant-based concepts that have tried to scale were QSR rather than fast-casual. We stand out in the market because of our commitment to giving communities space to sit down and enjoy our delicious, affordable food together

Current Stage and Roadmap

Our three fast-casual restaurant locations operate out of popular food halls in Orlando, Tampa, and Sanford. Guests order at the counter and our team members bring their meals to them once ready.

Our Dharma Southern Kitchen Food Truck also serves our standard menu offerings at several community events and farmer's markets on a monthly basis. It is available to book for private events.

Meanwhile, we are still running the original The Vegan Hot Dog Cart, serving five different vegan dog options. Our cart attends community events and farmer's markets and is available for private events.

We provide as catering and wholesale to other local businesses including Orlando Regional Medical Center and several boutique hotels.

Dharma Southern Kitchen is a proven concept, ready to be scaled and expanded to take advantage of the increasing demand for plant-based food. Our Chef-driven menu features southern comfort food and beverage offerings you can't find anywhere else.

We believe we have enormous potential to grow locally, regionally, nationally and internationally, through company-owned restaurants and franchises. Our five-year goal is to be in every major metropolitan city in the lower 48 states with at least one location.

The Team

Officers and Directors

Name: Kevin Armantrout

Kevin Armantrout's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Day to Day Operations & Financial. Salary - $150,000

Other business experience in the past three years:

- **Employer:** Nutrition Solutions
  Title: COO
  Dates of Service: November 01, 2020 - May 01, 2021
  Responsibilities: Day to Day Operations & Financial

Other business experience in the past three years:

- **Employer:** Lucy's Retired Surfers Bar and Restaurant
  Title: CEO/President
  Dates of Service: November 01, 2018 - May 01, 2020
  Responsibilities: Grow and Scale company locations into Franchising. Fiduciary, Marketing, Ops reports

Other business experience in the past three years:

- **Employer:** Clustertruck
  Title: COO
  Dates of Service: May 01, 2016 - November 01, 2018
  Responsibilities: Scale, grow company locations.

Other business experience in the past three years:

- **Employer:** SERVUS
  Title: COO
  Dates of Service: July 01, 2018 - December 25, 2018
  Responsibilities: Overall company

Other business experience in the past three years:

- **Employer:** IKONIK
  Title: COO

Dates of Service: April 25, 2020 - May 01, 2021
Responsibilities: Start Up Consulting

Name: Ashley Montgomery

Ashley Montgomery's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vp of Marketing
  Dates of Service: May 03, 2021 - Present
  Responsibilities: Lead brand strategy, advertising, media, digital marketing, PR and in-store promotions. Salary - $100,000

Other business experience in the past three years:

- **Employer:** Craftworks Holdings
  Title: Sr Director of Marketing
  Dates of Service: July 01, 2017 - March 01, 2020
  Responsibilities: Led Brand Strategy, Menu Strategy & Pricing Architecture, Innovation

Other business experience in the past three years:

- **Employer:** Deadwords Brewing co.
  Title: Marketing Consultant
  Dates of Service: October 05, 2020 - May 10, 2021
  Responsibilities: Contracted Marketing consulting.

Name: Shaun Noonan

Shaun Noonan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Visionary for growth and oversee company direction. 100% equity

Other business experience in the past three years:

- **Employer:** Eola General Store
  Title: Owner
  Dates of Service: January 01, 2018 - Present

Responsibilities: Retailer grocery store and 75% owner. Passive investment

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food service industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of our products may never be operational or that certain products may never be used to engage in transactions. It is possible that the failure to release such product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Vegan Cheese Sauce. Delays or cost overruns in the development of our Vegan Cheese Sauce and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dharma Southern Kitchen or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dharma Southern Kitchen could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shaun Noonan	20,000,000	Voting Common Stock	100.0

The Company's Securities

The Company has authorized Non-Voting Common Stock, and Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 611,427 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 30,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends

The Board of Directors may authorize the corporation to make distributions to its shareholders if certain financial thresholds are met.

Voting Common Stock

The amount of security authorized is 70,000,000 with a total of 20,000,000 outstanding.

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of shareholders (and written actions in lieu of meetings)

Material Rights

Dividends

The Board of Directors may authorize the corporation to make distributions to its shareholders if certain financial thresholds are met.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,000,000

Use of proceeds: N/A
Date: January 23, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2021 was a very successful year for the Company as we experienced record revenues and unit sales. Global 2021 revenues are expected to exceed $3,278,000.00, up more than 32% from 2020. This increase in sales was primarily driven by direct-to-consumer sales, which were up more than 32% over 2020 and represented 42% of total 2021 sales. We believe that this improved performance was primarily driven by these factors: the increase in third party delivery, take out and increased outside sales for events and catering.

Cost of sales

Cost of sales in 2021 are expected to be approximately $870,000 or 27% in fiscal year 2021, up approximately $791,000 or 32% from 2020's cost of sales of. The increase in cost of sales was caused by the supply chain challenges facing the global industry in both perishable and non-perishable goods.

Gross margins

We expect gross profit in 2021 to be approximately $103,198 up from a 2020 gross profit of <$83,500> an increase of almost $200,000. We expect gross margins as a percentage of revenue to increase from 18.7% in 2021 to more than 25% in 2022. This improved performance is primarily driven by a significant purchasing power increase, operational efficiencies, third part delivery, expanding retail offerings and growing our current catering program all combined with a robust marketing effort and brand awareness.

Expenses

We expect 2021 operational expenses to be approximately $187,500, up $7892.00 from expenses of $179,608 in 2020 due to paper goods increases. We incurred $15,000 in marketing compared to 2020. Additional expenses will be hiring a CFO to manage funding and build proformas for growth and franchising.

Historical results and cash flows:

The Company is currently in the initial stage of franchising and finalizing co-packer items for retail such as cheese sauce. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because operationally we have hit our stride and manage each week very systematically. Past cash was primarily generated through revenue froom restaurant saels. Our goal is to hit 35% or better in contraollable profit while growing top line sales and closl;ey managing internal needs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/2021, the Company has capital resources available in the form of a line of credit for $150,000 from Chase Bank and $97,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support planned growth and rennovation to current opened locations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company growth. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for more than a year. This is based on a current monthly burn rate of for expenses related to above store salaries 5K per month, 10K for Marketing, 25k for vendor payments.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for over 10 yrs. This is based on a current monthly burn rate of 20K for expenses related to above store management, cost of goods, rennovations, franchising and new locations opening.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including

Indebtedness

- **Creditor:** Chase
  Amount Owed: $148,000.00
  Interest Rate: 5.9%
  Maturity Date: May 12, 2026

- **Creditor:** Payroll Protection Program Loans (PPP)
  Amount Owed: $156,253.00
  Interest Rate: 1.0%
  The Companies received Payroll Protection Program Loans (PPP) from the Small Business Administration (SBA) in the amount of $156,253. The terms of the loans are payable within 60 months at 1.0% interest. Under certain criteria the loans can be forgiven. The Companies have applied for loan forgiveness and all loans have been forgiven.

Related Party Transactions

Valuation

Pre-Money Valuation: $35,000,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued.

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

<u>Market Size</u>

Florida is poised 10+locations either in Brick and Mortar, Food Hall, sports arenas,college campus or airports. Combined with national growth from both company and franchise locations we feel DSK can be international as well. We have partnered with a national co packer to formulate and distribute retail items such as MacNCheese, cheese sauce, dressings and several other ideations. DSK owns and operates a successful food trailer.

The demand for plant-based food is growing across the nation, with the $5.6 billion plant-based food market predicted to grow to $10.7 billion by 2027 at a CAGR of 9.69%.

https://www.prnewswire.com/news-releases/united-states-10-7-billion-plant-based-food-market-to-2027--301264408.html

<u>Traction</u>

Plant based is "hot" as reported by Technomic and other industry leading publishings. Flexatarian lifestyle is our niche where DSK attracts not only the vegan but anyone else searching for chef driven high quality southern comfort food with a purpose. We would like to grow South Florida with 5-10 locations and expand the footprints throughout the Florida market while building a franchise model that takes if national and international in the next 2-4 yrs.

<u>Stages of development</u>

The company is six years old with three locations in operation at a current run rate of 3.5MM in sales and boasting a double digit sales increase compared to PY (2020).

2021: Prime Costs are between 50-55% for company locations (Standalone and Food Hall) with operational costs landing between 7-8% which flows through a very healthy EBITDA between 16-20%.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Menu Engineering by a professional would be the best use for the minimum funding to keep the menu fresh and guide customers best on their selections and to keep costs and labor in check.

If we raise the over allotment amount of $1,069,997.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Franchising*
  10.0%
  Immediately have the franchise document process started, then register in each state followed by establishing SEC and legal compliance. Lastly promote franchise sales through industry channels, conferences and network.

- *Company Employment*
  15.0%
  Hiring a talented CFO to oversee all financial and accounting functions.

- *Marketing*
  10.0%
  Continue currently branding strategy and shorting up current talent and needs. Ensuring social platforms and customer service needs are being promotes properly.

- *Working Capital*
  61.5%
  We are targeting South Florida and Tampa markets for company growth to expand our current footprint without being too far away from home base. In addition, partnering with a designer to build on current customer facing decor and enhance the experience and workflow space for maximum efficiency.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.dharmasouthernkitchen.com (www.dharmasouthernkitchen.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dsk

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Harp & Cork, Inc. dba Dharma Southern Kitchen

[See attached]

HARP & CORK

SOUTHERN HOSPITALITY GROUP

HARP & CORK LLC AND ITS SUBSIDIARIES

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
December 31, 2020, and 2019

TABLE OF CONTENTS

HZ CPAs & Advisors, P.C.

To the Board of Directors
Harp & Cork LLC and its Subsidiaries
Orlando, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Harp & Cork LLC and its Subsidiaries which comprise the consolidated balance sheet as of December 31, 2020, and 2019, and the related consolidated statement of income, consolidated schedule of general and administrative expenses, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HZ CPAs & Advisors, P.C.

Cypress, California
November 4, 2021

HARP & CORK LLC AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and December 31, 2019

ASSETS

		2020		2019
Current assets				
Cash and cash equivalents	$	111,116	$	58,467
Accounts receivable		21,938		33,430
Inventories		6,250		6,500
Due from affiliates		23,495		-
Other current assets		14,558		8,594
Total current assets		177,357		106,991
Noncurrent assets				
Property and equipment, net		21,195		16,728
Intangibles		5,295		4,267
Pre-operating capital costs		-		24,799
Deposit		8,432		6,832
Investment		(25,167)		(9,531)
Total noncurrent assets		9,755		43,095
TOTAL ASSETS	$	187,112	$	150,086

LIABILITIES AND MEMBER'S EQUITY

		2020		2019
Current liabilities				
Accounts payable	$	12,111	$	-
Accrued expenses		65,423		29,106
Sales tax payable		23,059		17,786
Line of credit		44,700		-
PPP loan		156,253		-
Other current liabilities		22,741		20,652
Total current liabilities		324,287		67,544
Long-term liabilities				
Note payable		67,500		-
Total long-term liabilities		67,500		-
Total liabilities		391,787		67,544
Member's equity		(204,675)		82,542
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	187,112	$	150,086

The accompanying notes are an integral part of these financial statements.

HARP & CORK LLC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2020 and December 31, 2019

		2020		2019
Net sales	$	2,570,005	$	2,278,941
Cost of goods sold		798,135		828,488
Gross profit		1,771,870		1,450,453
General and administrative expenses		1,914,308		1,324,891
Operating income		(142,438)		125,562
Other income (expense)				
Grants		30,000		-
Interest expense		(1,472)		(364)
Loss on investment		(18,135)		(22,512)
Other income		(8,025)		512
Net income before income tax provision		(140,070)		103,198
Income tax provision		-		-
Net income		(140,070)		103,198
Member's equity, beginning		82,542		-
Equity contributed		-		128,537
Equity distributed		(147,147)		(149,193)
Member's equity, end of the year	$	**(204,675)**	$	**82,542**

The accompanying notes are an integral part of these financial statements.

HARP & CORK LLC AND ITS SUBSIDIARIES
CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For the years ended December 31, 2020 and December 31, 2019

		2020		2019
EXPENSES				
Advertising and promotion	$	17,039	$	17,196
Automobile		24,114		26,095
Bank fees		4,239		3,538
Charitable contributions		1,304		2,575
Cleaning supplies and services		4,488		4,112
Comp meals, net with sales discounts		-		15,789
Contract labor		941		11,965
Corporate meetings and events		2,749		4,818
Delivery fees		96,022		33,126
Depreciation and amortization		124,014		31,330
Employment leasing		1,020,659		722,527
Equipment rental		11,492		8,121
Insurance		19,962		15,686
Kitchen supplies		30,456		20,160
Linen		10,391		10,972
Meals		5,149		13,474
Merchant fees		73,231		57,192
Moving		-		1,242
Office supplies and expense		24,022		16,517
Packaging		51,650		9,496
Professional fees		42,198		35,261
Rent		205,130		139,104
Repairs and maintenance		40,248		28,020
Research and development		34,346		27,262
Taxes and licenses		8,491		9,525
Technology		22,461		5,325
Transportation		1,701		2,317
Travel		-		10,697
Uniforms		946		2,394
Utilities		36,865		39,054
Total expenses	$	1,914,308	$	1,324,891

The accompanying notes are an integral part of these financial statements.

HARP & CORK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2020 and December 31, 2019

		2020		2019
Cash flows from operating activities:				
Net income (loss)	$	(140,070)	$	103,199
Depreciation and amortization		124,015		31,330
Changes in accounts receivables		11,493		(33,430)
Changes in inventories		250		(6,500)
Changes in prepaids and other current assets		(7,563)		(15,426)
Changes in due from affiliates		(23,495)		-
Changes in other long-term assets		15,635		9,532
Changes in accounts payable & accrued liabilities		55,787		67,543
Net cash provided by operating activities		36,052		156,248
Cash flows from investing activities:				
Capital expenditures		(103,062)		(72,457)
Increase in intangibles		(1,648)		(4,667)
Net cash used by investing activities		(104,710)		(77,124)
Cash flows from financing activities:				
Changes in credit line		44,700		-
Proceeds from PPP loan		156,253		-
Proceeds from EIDL loan		67,500		-
Distributions, net		(147,146)		(20,656)
Net cash provided (used) by financing activities		121,307		(20,656)
Net increase in cash		52,649		58,467
Cash - beginning of the year		58,467		-
Cash - end of the year	$	111,116	$	58,467

The accompanying notes are an integral part of these financial statements.

HARP & CORK LLC AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

Harp & Cork LLC was formed in the State of Florida on January 16, 2019, and its subsidiaries are Dharma Fine Vittles – Orlando, Dharma Fine Vittles – Oviedo, Dharma Fine Vittles – Sanford and Dharma Fine Vittles – Tampa. The corporate headquarters are located in Orlando, Florida. Mr. Shaun Noonan owns and controls Harp & Cork LLC.

Harp & Cork LLC owns and operates modern fast casual concepts that have positive impacts on the world. The quality of the planet is improved through plant-based recipes and eco packaging, staff's quality of life is improved through living wages and employee programs and the quality of our communities are improved through a 501(c)(3) Florida Dharma Foundation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Companies consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Companies maintain their bank accounts at commercial banks. Cash in these accounts at times might exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Companies have not experienced any losses in such accounts and believe they are not exposed to any significant credit risk on cash.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount estimated to be collected. The Companies provide an allowance for doubtful accounts based on a review of outstanding receivables, historical collection information and existing economic conditions. The Companies did not provide for doubtful accounts and allowances for the years ended December 31, 2020 and December 31, 2019. The ultimate amount of accounts receivable that become uncollectable could differ from the estimated amount.

INVENTORIES

The Companies' inventories are stated at lower of cost or net realizable value with inventories stated at actual cost, determined on a first-in-first-out ("FIFO") cost basis. No reserves for inventories were established during the years ended December 31, 2020 and December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are capitalized at cost on the date of acquisition. Depreciation is provided on the tax basis over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are depreciated over the tax basis or the useful life of the assets ranging from fifteen to thirty nine years. Major additions are capitalized, and repairs and maintenance that do not improve or extend the life of the assets are expensed. When assets are sold or retired their cost and the related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the Statement of Operations.

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION

Intangible assets with defined lives are amortized on a straight-line basis over the estimated useful lives which range from five to fifteen years. The Companies evaluate long-lived assets held and used by the Companies for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. The amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Companies did not record an impairment loss during the years ended December 31, 2020 and December 31, 2019.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To determine fair value, the Companies primarily utilize reported market transactions or discounted cash flow analyses. The Companies establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobserved inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels whereby the highest priority is given to Level 1 inputs and the lowest to Level 3 inputs. The three broad categories are:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other that quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 Unobserved inputs for the asset or liability.

Where available, the Companies utilize quoted market prices or observable inputs rather than unobservable inputs to determine fair value.

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying amounts reflected in the consolidated balance sheets approximate fair value due to their market rates of interest and/or short-term maturities.

ADVERTISING AND PROMOTION COSTS

The Companies charge advertising and promotion costs to expense as incurred, classified in general and administrative expense. Advertising and promotion costs for the years ended December 31, 2020 and December 31, 2019 were $17,039 and $17,196, respectively.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

The Companies recognize revenues from selling goods when persuasive evidence of an arrangement exists, delivery of obligations to its customers has occurred, the related fees are fixed or determinable, and collectability is reasonable assured.

INCOME TAXES

Harp & Cork LLC has elected to be taxed as an S Corporations. The Company's management believes that it has support for any tax position taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment on December 31, 2020, are comprised of the following:

Description		Cost		Accumulated depreciation		Net book value
Auto / Transport Equipment	$	8,073	$	(8,073)	$	-
Furniture and Fixtures		35,974		(35,974)		-
Improvements		52,703		(31,508)		21,195
Machinery and Equipment		199,139		(199,139)		-
Net property and equipment	$	295,889	$	(274,694)	$	21,195

Depreciation expense for the year ended December 31, 2020 was $123,395.

Property and equipment on December 31, 2019, are comprised of the following:

Description		Cost		Accumulated depreciation		Net book value
Auto / Transport Equipment	$	8,073	$	(8,073)	$	-
Furniture and Fixtures		28,734		(28,734)		-
Improvements		23,214		(6,938)		16,276
Machinery and Equipment		108,008		(107,556)		452
Net property and equipment	$	168,029	$	(151,301)	$	16,728

Depreciation expense for the year ended December 31, 2019 was $30,930.

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consist of the following on December 31, 2020 and December 31, 2019:

	2020		
	Gross Amount	Accumulated Amortization	Net
Intangible assets subject to amortization	$6,000	$2,133	$3,867
Start-up costs	$1,648	$ 220	$1,428
	$7,648	**$2,353**	**$5,295**

	2019		
	Gross Amount	Accumulated Amortization	Net
Intangible assets subject to amortization			
Start-up costs	$6,000	$1,733	$4,267
	$6,000	**$1,733**	**$4,267**

NOTE 5 - COMMITMENTS AND CONTINGENCIES

From time to time, the Companies are involved in various loss contingencies, including legal contingencies that arise in the ordinary course of business. The Companies accrue for a loss contingency when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated.

OPERATING LEASES

The Companies lease facilities, which generally have renewal clauses exercisable at the Companies' option. In some instances, these leases include provisions for contingent rentals based upon a percentage of defined revenues. Many of the locations have rent escalation clauses and require the payment of property taxes, insurance, and maintenance costs. Minimal rental obligations are accounted for on a straight-line basis over the term of the initial lease plus lease options for certain locations.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The components of rent expense were as follows in each fiscal year:

	2020	2019
Minimum rentals	$205,130	$139,104
Automotive rentals	9,183	10,523
Total rental expense	$214,313	$149,627

Minimum rentals are included in general and administrative expense and automotive rentals are included within automobile expense in general and administrative expense.

The following table presents as of December 31, 2020, future minimum lease payments under operating leases:

Fiscal Year	Operating Leases
2021	$237,107
2022	244,342
Thereafter	225,012
	$735,461

NOTE 6 - SBA PPP LOAN

The Companies received Payroll Protection Program Loans (PPP) from the Small Business Administration (SBA) in the amount of $156,253. The terms of the loans are payable within 60 months at 1.0% interest. Under certain criteria the loans can be forgiven. The Companies have applied for loan forgiveness and all loans have been forgiven.

NOTE 7 - SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, management evaluated all subsequent events through November 4, 2021 the date the consolidated financial reports were issued. The following significant event was noted:

Effective November 1, 2021 the Companies elected to revoke their S Corp election to be taxes as a C Corp.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Dharma Southern Kitchen

Plant-based fine vittles




DHARMA
SOUTHERN KITCHEN
Fast-casual, plant-based food that pleases vegans, vegetarians, flexitarians and meat eaters alike.

Website | Orlando, FL | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$35M** Valuation
$1.75 Price per Share	**$199.50** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Dharma Southern Kitchen is serving up fast-casual plant-based Southern comfort food across the state of Florida. With multiple successful locations already in full swing, we are a proven concept ready to be scaled as we ride the wave of increasing demand for plant-based food.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Growing Demand** – in the last 15 years, the number of Americans following plant-based diets has increased by 300% to over 9.7 million as of 2020.
- **Already Expanding** – in the past two years, we've opened two new locations in Tampa and Sanford.
- **Experienced Team** – our expansion is being led by our stellar team of experts in restaurant management and operations, marketing, finance, and food.

OVERVIEW

Whipping up Delicious Plant-Based Food for Everyone

It has been a journey leadin' us here to the land of fine vittles.

That's because our founder Shaun Noonan spent several years in the world of fine dining, taking orders from the most austere of chefs and meticulously plating little artsy things in Chicago, Orlando, Atlanta, and, most memorably, Bulgaria. In 2013, enough funds were saved and Shaun took on the first food venture to officially call his own: The Vegan Hot Dog Cart. It is iconic in Orlando, y'know... for drunk people.

One year later, Dharma Southern Kitchen came to life - bringing a whole new type of chef-driven southern food that's 100% plant-based and delicious.



Founder Shaun Noonan

Plant-based food? What are y'all - tree huggers? Some of us, yes. Okay, a lot of us. But we're inclusive of everybody. Because good food for good people doesn't fit into a category like "vegan" or "vegetarian," or only in states like California and New York. We're filling a gap with southern food that other people are ignoring. And it's a big opportunity.

With our chef-led expert team, we're bringing mouthwatering recipes to the masses with fast casual southern food.

Through multiple thriving locations across Central Florida, including a food truck and a hot dog cart - we've continued growin' as one big family, makin' our mamas proud, and once again, slingin' fiiiiiine vittles.


Vegan
Vegetarian
Flexitarian
Meat-Eater
Food Truck
Hot Dog Cart

THE PROBLEM

Plant-Based Food Is Popular but Expensive

As of 2020, more than 9.7 million Americans currently follow a plant-based diet — that's a whopping increase of 300% over the last 15 years.

But even as the demand for plant-based food grows, diversified plant-based options are few and far between.

What's out there now, in our opinion...

- Tends to be expensive
- Lacks broad appeal
- Just isn't warm and family-friendly enough

With its growing popularity, the plant-based space needs a unique and high-quality option that works for everyone. A majority of plant-based restaurants are quick-service restaurants, offering their version of a vegan burger.

At Dharma Southern Kitchen, we provide a diversified menu with unique, flavorful offerings with a full pastry menu, and a beer and wine program.

Plus, who says you can't do the right thing by making food that's better for the planet AND make money? The proof is in the puddin'.


Plant-Based Diets
Are On The Rise
9.7 Million
Americans On Plant-Based Diet
300%
Increase Over The Last 15 Years
But There Are Few Fast-Casual Vegan Options To Enjoy
$$$
Expensive
Lack Broad Appeal
Not Family Friendly

THE SOLUTION

100% Plant-Based Fiiiine Vittles

We specialize in the highest quality comfort food using wholesome, sustainable, 'n delicious ingredients to create desirable plant-based menu options that appeal to everyone.

Dharma Southern Kitchen is a place you can come to for any occasion like meals with friends and family, special events, first dates, business meetings, holiday parties, and so much more.

As one of the original pioneers of plant-based dining in the Orlando market, we have established a loyal customer base and continue to provide our guests menu offerings and quality service they can't find anywhere else!

Everything that comes out of our scratch kitchen is made with love, servin' up food like your mama used to make it. We use sustainable packaging and practices in our restaurants, and we provide genuine guest service served up with classic southern hospitality.


Always Made From Scratch
Always Made With Love, Just Like How Your Mama Makes

Offering high-quality, plant-based foods that'll make yer mama proud

Many businesses do not have the in-house expertise to produce high-quality plant-based food offerings for their guests. Through our commissary kitchen, we are able to fulfill a variety of different product needs and have secured relationships with several businesses to provide our plant-based dishes as part of their offerings.

In short - we're not just a restaurant, we're getting into retail with grocery stores and even civic contracts, serving our recipes in hospitals, and more. This means that we've got co-packers lined up, skews put together, recipes made, and scalable.

We partnered with the Dr. Phillips Center for the Performing Arts for their Front Yard Festival program and have agreements with several local hotels and AVI Foodservices (Orlando Health).

THE MARKET

Perfectly Positioned to Enter a Massive, Fast-Growing Market

The demand for plant-based food is growing across the nation, with the $5.6 billion plant-based food market predicted to grow to $10.7 billion by 2027 at a CAGR of 9.69%.


The Market For Plant-Based Food Is Expected To Increase By Nearly 2x By 2027
$10.7B
$5.6B
2021
2027

We believe we are in the perfect place to take advantage of this momentum. Florida's post-covid economic recovery is outpacing much of the nation in job and income growth, and Orlando's growth rate specifically is the second fastest of the 30 largest U.S. cities.

According to our research, the majority of plant-based concepts that have tried to scale were QSR rather than fast-casual. We stand out in the market because of our commitment to giving communities space to sit down and enjoy our delicious, affordable food together.


Our Market Divergence
We are one of the only plant-based concepts specializing in fast casual dining.

OUR TRACTION

We Are Not Just a Restaurant

We are so much more.

And what we're doing is working - we're bringing home the bacon (minus the pig, of course).

We have already grown beyond a single location, expanding at a fast rate while also holding strong to our value of giving back. We are focusing on bringing good food to everyone including institutions like hospitals, schools, and more.

Dharma Foundation: Good food doing good things for our world



Shaun Noonan Teaching Local Children About Vegetables & Gardening

We believe it is our responsibility to give back to the communities that support us, to be the change we want to see, to lead by example. Because charity is the ultimate form of hospitality and hospitality is what we do.

In 2019 we established the Dharma Foundation, a 501(c)(3) organization providing financial and volunteer support to our local communities, focusing on humanitarian needs, environmental protection, and animal welfare. We also provide an employee giving campaign and seek to partner with organizations that share the same social responsibility values.

In 2021 we proudly partnered with Round it Up America to further amplify our ability to raise funds for our local communities. When you visit us we take donations directly at the register so our customers know that when they give back their money is going directly to positive change.

Already Expanding Across Central Florida

Our three fast-casual restaurant locations operate out of popular food halls in Orlando, Tampa, and Sanford. Guests order at the counter and our team members bring their meals to them once ready. Simple as that.



Dharma Southern Kitchen @ Market On South | Dharma Southern Kitchen @ Armature Works | Dharma Southern Kitchen @ Henry's Depot

Our **Dharma Southern Kitchen Food Truck** also serves our standard menu offerings at several community events and farmer's markets on a monthly basis. Did we mention we book private events too?

All the while, we are still running the original **The Vegan Hot Dog Cart**, a community staple serving five different vegan dog options.


THE VEGAN
HOT DOG CART

We also offer:

- Catering for groups of any size.
- On-site events offering reception-style or buffet-style service for groups from 25 - 200.
- Wholesale and pre-packaged goods that have been provided to local medical centers and boutique hotels.

Along with our established presence in Central Florida, we have a large and growing social following (MOS 28.7k, Dharma 30.7K Instagram followers) and great reviews (4.5 stars).


The food is delicious, plant based, and I love the fact that they support small businesses/ entrepreneurs. Even if you're not vegan, I guarantee your tastebuds will be satisfied with what you're given. The atmosphere is chill, and service is impeccable.
This food is so good it seriously threw me into an existential crisis. How did I get so lucky to eat this meal? Who are these kitchen angels? Is any of this real? I plan to come back tomorrow, so I guess I'll find out.
WOW!!! the most amazing vegan food EVER. This did not taste like your traditional vegan food I couldn't even tell it was!!
This is the best BBQ I have ever tasted. Didn't know I could have this kind of food after going vegan. Best food in a long time.

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

We were named the **#1 vegan dog in America** by Peta in 2014. (Source)

Lights, Camera, Cook

In 2022 we will begin filming an exciting reality TV show based on the 2020 Regional Emmy Winning Lifestyle Program “Food for Thought with Jorge Estevez”.

The goal of the show is to show “a day in the life” as the team works through different opportunities and challenges. Not only will this show give insight into who the team is and how they got where they are today, it will also show the scale of the business and its continuous growth.

This new show will have a large focus on our positive impact on the world while also showcasing our business and our charity work highlighting how what we are doing today is making the world better than when we woke up. Along with this, our show will look into our founder and CEO, Shaun, his story and convey how you can do this too!

WHY INVEST

Changing the Way We Enjoy Plant-Based Food

Dharma Southern Kitchen is a proven concept, ready to be scaled and expanded to take advantage of the increasing demand for plant-based food. Our Chef-driven menu features southern comfort food and beverage offerings you can't find anywhere else.

We believe we have enormous potential to grow locally, regionally, nationally and internationally, through company-owned restaurants and franchises. Our five-year goal is to be in every major metropolitan city in the lower 48 states with at least one location.

So, what do you say? Are you ready to hop on this gravy train that we just so happen to serve with fried sage?

Bring your mama n'em and say "yes" to investing in Dharma Southern Kitchen.


DHARMA IS A
Must visit spot whether you're vegetarian, vegan, pescatarian, carnivoreian - whatever.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Join us as we bring fine plant-based vittles to people everywhere!

2013

The Vegan Hot Dog Cart

In 2013 Shaun took on the first food venture to officially call his own: The Vegan Hot Dog Cart. It is iconic in Orlando, y'know... for drunk people.

2014

#1 Vegan Dog in America by PETA

The Vegan Hot Dog Cart Named #1 Vegan Dog in America by PETA

2014



Dharma Southern Kitchen Trailer

In 2014, after lots of dreamin', Dharma Southern Kitchen came to life in the form of a charmingly rickety trailer.

2015



First Brick-and-Mortar

With the help of some sweet-as-pie partners, our first brick-and-mortar finally happened at Market on South in 2015. Home sweet Dharma Southern Kitchen home.

2019

Opened in Tampa, FL!

In 2019 we opened in Armature Works in Tampa, FL

2019

Dharma Foundation

In 2019 we founded the Dharma Foundation, a 501(c)(3) organization providing financial and volunteer support to our local communities.

2019

Orlando Weekly Best of Awards

Orlando Weekly Best of Awards 2nd Place for Best Local Chef, Shaun Noonan

2020



Opened in Sanford, FL!

In 2020 we opened in Henry's Depot in Sanford, FL.

2020

Suncoast Regional Emmy Awards

Suncoast Regional Emmy Award for Lifestyle Program for "Food for Thought with Jorge Estevez"

2021

Orlando Magazine 2021 Dining Awards - Editor's Choice: Best Vegetarian

2021

Orlando Magazine 2021 Dining Awards - Editor's Choice & Readers Choice for Best Vegetarian

2021

Orlando Magazine 2021 Dining Awards - Reader's Choice: Best Vegetarian

2021

Orlando Family Magazine 2021 Best of the Best: Best Vegan Comfort Food

In the Press

SHOW MORE

Meet Our Team



Shaun Noonan

Founder and CEO

After many years of gettin' into trouble as a punk kid on a motorcycle, Shaun dove mouth first into the world of fine dining. He took orders from the most austere of chefs and meticulously plated little artsy things in Chicago, Orlando, Atlanta, and most memorably, Bulgaria. A few short phases later (including working in the kitchen of a Hare Krishna temple), he said his temporary goodbyes to the kitchen and hit the open road in an 18 wheeler, livin' the trucker life. Trucking can quite possibly be considered one of the most vast research and development trips throughout the culinary realms of the American South, especially with home base being North Georgia. Once enough funds were saved, Shaun took on the first food venture to officially call his own: The Vegan Hot Dog Cart. It is iconic in Orlando, y'know... for drunk people. From there, after lots of dreamin', Dharma Southern Kitchen came to life in the form of a charmingly rickety trailer.



Kevin Armantrout

COO

A forward-thinking restaurant executive and franchise expert with 25+ years of experience providing transformational and strategic leadership instrumental in building/growing world-class fast-casual/specialty-concept/fine dining restaurant chains, both domestically and internationally. Has driven multi-million dollar franchise operations, created strong organizational cultures, built high-performing teams, and established the right branding/ marketing strategies to rapidly drive revenues, catapult growth and achieve industry recognition. Served in both Company and Executive roles for Ruth's Chris Steak House and Another Broken Egg Cafe' as well as being a franchisee for both brands.



Steve Byrne

VP Operations

A hospitality industry veteran who has built his experience around the world opening, operating and developing menus for restaurants in over eight countries, giving him a unique background in a variety of cuisine. Steve has worked as head chef at several high-profile VIP events including a BBQ for Nelson Mandela in Capetown, Elton John's birthday celebration in Amsterdam and the Berlin Wall Concert in Germany. Steve has worked with Hard Rock Cafe, Maxwell's London and Tavistock Restaurant Collection where he played a major role in the development of a first-class team and several new concepts.



Ashley Montgomery

VP Marketing

A high-performance marketing leader with a proven track record in marketing strategy, planning, execution, design and analytics. Excels in managing multiple projects with strong attention to detail, problem solving and follow-through capabilities. Demonstrated ability to lead and motivate cohesive teams and key partnerships to achieve results through strong communication, interpersonal and organizational skills. Has served as head of marketing for Tijuana Flats, Miller's Ale house and CraftWorks Holdings.



Darren Tapp

Senior Systems Analyst

A veteran of the industry since the age of 13, Darren has worked almost every position in the restaurant from dishwasher to district manager. Through his journey he became an expert in restaurant technology systems and shifted his career focus to providing support to the restaurants from the IT and Accounting side of the business. Darren loves the chaos and energy of the restaurant industry and enjoys meeting happy guests and team members.

Offering Summary

Company	:	Harp & Cork, Inc. dba Dharma Southern Kitchen
Corporate Address	:	2603 E South St, Orlando, FL 32803
Offering Minimum	:	$9,999.50
Offering Maximum	:	$1,069,997.25
Minimum Investment Amount (per investor)	:	$199.50

Terms

Offering Type	: Equity
Security Name	: Non-Voting Common Stock
Minimum Number of Shares Offered	: 5,714
Maximum Number of Shares Offered	: 611,427
Price per Share	: $1.75
Pre-Money Valuation	: $35,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

Time

Early Bird - (15% bonus shares within first 72 hrs.)

Friends and Family - (10% bonus shares within next 72 hrs.)

Volume

Tier 1 perk - ($200 + 1% bonus shares)

Tier 2 perk - ($500 + 2% Bonus shares)

Tier 3 perk - ($2500 + 5% Bonus shares + free t-shirt and Hat)

Tier 4 perk - ($5,000 + 10% Bonus shares + free t-shirt, Hat and Beach Towel, 5% discount on all products for purchased in restaurant 1 year)

Tier 5 perk - ($10,000+ 15% Bonus shares + free t-shirt, hat, beach towel and water bottle, 10% Discount for 1 year on all products purchased in restaurant, Access to Executive Team)

Tier 6 perk - ($25,000+ 20% Bonus shares + 2 each free hats, t-shirts, beach towels and water bottles, 15% discount on all products for 2 yrs., onsite visit with founder, access to Executive team either by phone or online)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Dharma Southern Kitchen will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares Common Stock at $1.75 / share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Howdy y'all – quick question. Do you know what Biscuits n' Gravy, Nashville Hawt Chicken and Flawda Slaw Dawgs have in common?

A whole new type of chef-driven southern food that's 100% plant-based and delicious.

Plant-based food? What are y'all -- tree huggers? Some of us, yes. Okay, a lot of us. But we're inclusive of everybody. Because good food for good people doesn't fit into a category like "vegan" or "vegetarian," or only in states like California and New York. We're filling a gap with southern food that other people are ignoring. And it's a big opportunity.

Plant based cuisine is skyrocketing in the industry- restaurants from Burger King all the way to Eleven Madison Square park, offer plant based options now.

In fact, so many people love our tater salad and fried green tomato sandwiches that we've gone from a small plant-based food cart to a food truck to three brick-and-mortar spots, because people just keep lining up.

With our chef-led expert team, we're bringing mouthwatering recipes to the masses, with fast casual southern food.

And best yet, what we're doing is working. We're bringing home the bacon (minus the pig, of course).

Our cu-mu-la-tive revenue has increased to 3.5 MM dollars over the past six years with a very healthy E-Bidda) E-BITDA between 18-22%.

Who says you can't do the right thing by making food that's better for the planet AND make money? The proof is in the puddin'.

And with the demand for plant-based food growing, with more than 9.7 million Americans currently following a plant-based diet -- a 300% increase in the past 15 years means we believe the time to invest is right now.

Especially because we've got a three-pronged approach to business. We're not just a restaurant, we're also getting into retail with grocery stores and even civic contracts, serving our recipes in hospitals, and more. This means that we've got co-packers lined up, skews put together, recipes made, and scalable. All that's missing is YOU.

So, what do you say? Are you ready to hop on this gravy train that we just so happen to serve with fried sage?

Don't take your sweet time and leave us hanging! Bring your mama n'em and say "yes" to investing in Dharma, slinging the FIIIIINESEST vittles in the South.

Howdy, investors! Do you know what Biscuits n' Gravy, Nashville Hawt Chicken and Flawda Slaw Dawgs have in common?

The FIIIIINESEST vittles South.

Oh yeah, and we're 100% plant-based too. Click now to invest in Dharma's Southern Kitchen and help change plant based food's reputation, forever.

2:

Audio

Video

Our cu-mu-la-tive revenue has increased to 3.5 M dollars over the past six years with a very healthy E-BITDA between 18-22%.

And With more than 9.7 million Americans currently following a plant-based diet -- a 300% increase in the past 15 years, means we believe the best time to invest is now.

Become an investor in Dharma Southern Kitchen today. Visit startengine.com/DharmaSouthernKitchen for more information.

3: Make Money

Audio

Video

What started as a plant-based hot dog stand that served drunk people, has turned into three brick-and-mortar locations serving some of the finest plant-based food in the south, and this is your chance to invest.

Dharma's Southern Kitchen is slinging Biscuits n' Gravy, Nashville Hawt Chicken, Flawda Slaw

Dawgs, and more!

Not your typical plant based cuisine. Invest now at startengine.com/DharmaSouthernKitchen

South.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FLORIDA DEPARTMENT OF STATE
Division of Corporations

December 8, 2021

CORPORATE ACCESS, INC.

,

Re: Document Number P21000102281

The Articles of Conversion and Articles of Incorporation were filed December 8, 2021, with an organizational date deemed effective January 23, 2019, for HARP & CORK, INC., the resulting Florida corporation.

To maintain "active" status with the Division of Corporations, an annual report must be filed yearly between January 1st and May 1st beginning in the year following the file date or effective date indicated above. If the annual report is not filed by May 1st, a $400 late fee will be added. **It is your responsibility to remember to file your annual report in a timely manner.**

A Federal Employer Identification Number (FEI/EIN) will be required when this report is filed. Contact the IRS at 1-800-829-4933 for an SS-4 form or go to www.irs.gov.

Should you have any further questions concerning this matter, please feel free to call (850) 245-6052, the New Filing Section.

Neysa Culligan
Regulatory Specialist III
Division of Corporations

Letter Number: 221A00029546

FILED

2021 DEC -8 PM 12: 43

SECRETARY OF STATE
TALLAHASSEE, FL

Articles of Conversion
For
Converting Eligible Entity
Into
Florida Profit Corporation

The Articles of Conversion **and attached Articles of Incorporation** are submitted to convert the following **eligible business entity into a Florida Profit Corporation** in accordance with ss. 607.11933 & 607.0202, Florida Statutes.

1. The name of the Converting Entity immediately prior to the filing of the Articles of Conversion is:

HARP & CORK LLC.

Enter Name of the Converting Entity

2. The converting entity is a limited liability company

(Enter entity type. Example: limited liability company, limited partnership, general partnership, common law or business trust, etc.)

first organized, formed or incorporated under the laws of Florida

(Enter state, or if a non-U.S. entity, the name of the country)

on January 23, 2019.

Enter date "Converting Entity" was first organized, formed or incorporated.

3. The name of the Florida Profit Corporation as set forth in the **attached Articles of Incorporation:**

HARP & CORK INC..

Enter Name of Florida Profit Corporation

4. This conversion was approved by the eligible converting entity in accordance with this chapter and the laws of its current/organic jurisdiction.

5. If not effective on the date of filing, enter the effective date: upon filing.

(The effective date: Cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State.)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Signed this 6th day of December, 2021.

Required Signature for Florida Profit Corporation:

Signature of Director, Officer, or, if Directors or Officers have not been selected, an Incorporator:

____

Printed Name: Shaun Noonan Title: President

Required Signature(s) on behalf of Converting Florida partnerships, limited partnerships, and limited liability companies: [See below for required signature(s).]

Signature: ______________________________

Printed Name: Shaun Noonan Title: Manager

Signature: ______________________________

Printed Name: ______________ Title: ______________

Signature: ______________________________

Printed Name: ______________ Title: ______________

Signature: ______________________________

Printed Name: ______________ Title: ______________

Signature: ______________________________

Printed Name: ______________ Title: ______________

Signature: ______________________________

Printed Name: ______________ Title: ______________

If Florida General Partnership or Limited Liability Partnership:
Signature of one General Partner.

If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of **ALL** General Partners.

If Florida Limited Liability Company:
Signature of a Member or Authorized Representative.

All others:
Signature of an authorized person.

Fees:

Articles of Conversion:	$35.00
Fees for Florida Articles of Incorporation:	$70.00
Certified Copy:	$8.75 (Optional)
Certificate of Status:	$8.75 (Optional)

ARTICLES OF INCORPORATION

OF

HARP & CORK, INC.

Pursuant to the filing of these Articles of Incorporation (these "***Articles***"), the undersigned hereby forms a Florida profit corporation under The Florida Business Corporation Act, Chapter 607, Florida Statutes (the "***Act***").

ARTICLE I
NAME

The name of the corporation is HARP & CORK, INC. (the "***Corporation***").

ARTICLE II
PURPOSE

The general purpose of the Corporation shall be the transaction of any and all lawful business.

ARTICLE III
PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office of the Corporation is as follows:

2603 E South Street
Orlando, Florida 32803

The mailing address of the Corporation is as follows:

707 E. Colonial Drive
Orlando, Florida 32803

The location of the principal office shall be subject to change as provided in Bylaws duly adopted by the Corporation.

ARTICLE IV
COMMENCEMENT OF CORPORATE EXISTENCE

The Corporation's corporate existence shall be deemed to have commenced on the date on which these Articles are filed by the Department of State.

ARTICLE V
SHARES

The total number of shares that the Corporation is authorized to issue and have outstanding at any time is One Hundred Million (100,000,000) Shares divided into classes and series as follows:

(a) Seventy Million (70,000,000) shares of voting common stock with no par value ("Voting Common Stock"); and

(b) Thirty Million (30,000,000) shares of non-voting common stock with no par value ("Non-Voting Common Stock").

The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The holders of the Non-Voting Common Stock are not entitled to vote on any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of shareholders in lieu of meeting). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 607.1004 of the Act.

ARTICLE VI
INITIAL REGISTERED OFFICE AND AGENT

The address of the initial registered office of the Corporation, and the registered agent at such address are as follows:

Christine L. Weingart, Esquire
Zimmerman, Kiser & Sutcliffe, P.A.
315 E. Robinson Street, Suite 600
Orlando, Florida 32801

ARTICLE VII
INITIAL DIRECTORS AND OFFICERS

The number of directors constituting the initial Board of Directors of the Corporation is one (1). The number of directors may be increased or decreased from time to time pursuant to Bylaws duly adopted by the Corporation, but in no event shall the number of directors be less than one (1). The names and addresses of the persons who are to serve as the initial directors until the first annual meeting of the shareholders of the Corporation, or until successor directors are elected and qualified, are as follows:

Shaun Noonan
707 E. Colonial Drive
Orlando, Florida 32803

Until the first meeting of the Board of Directors of the Corporation, or until their successors are elected and have qualified, the following shall be the initial officers of the Corporation:

CEO / President	
Secretary / Treasurer:	**Shaun Noonan** **707 E. Colonial Drive** **Orlando, Florida 32803**

ARTICLE VIII
INCORPORATOR

The name and address of the sole incorporator of the Corporation are as follows:

Christine L. Weingart, Esquire
315 E. Robinson Street, Suite 600
Orlando, Florida 32801

IN WITNESS WHEREOF, these Articles have been signed by the undersigned incorporator this 6th day of December, 2021.

Christine Weingart

Christine L. Weingart, Esquire
Incorporator

ACCEPTANCE OF APPOINTMENT

BY

INITIAL REGISTERED AGENT

THE UNDERSIGNED, an individual resident of the State of Florida, having been named in Article VI of the foregoing Articles of Incorporation as initial registered agent at the office designated therein, hereby accepts such appointment and agrees to act in such capacity. The undersigned hereby states that he is familiar with, and hereby accepts, the obligations set forth in Section 607.0505, Florida Statutes, and the undersigned will further comply with any other provisions of law made applicable to him as Registered Agent of the corporation.

DATED this 6th day of December, 2021.

Christine Weingart

Christine L. Weingart, Esquire
Registered Agent